UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Guardion Health Sciences, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

40145Q 104
(CUSIP Number)

December 27, 2016
(Date of Event Which Requires Filing of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40145Q 104	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert N. Weingarten
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) (b)	☐ ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,300,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,300,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,300,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.51%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 40145Q 104	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

The class of equity security to which this statement relates is the Common Stock, $.001 par value, of Guardion Health Sciences, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 15150 Avenue of Science, Suite 200, San Diego, California 92128.

Item 2.  Identity and Background.

(a) – (c), (f) This statement is being filed by Robert N. Weingarten, a director of the Issuer, with his business address at 15150 Avenue of Science, Suite 200, San Diego, California 92128. Mr. Weingarten is a citizen of the United States.

(d) – (e) During the last five years, Mr. Weingarten has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Mr. Weingarten purchased 1,250,000 shares of Common Stock of the Issuer on June 29, 2015 for a cash payment of $1,250.

Mr. Weingarten was issued 50,000 of Common Stock of the Issuer on December 31, 2016 for services, vesting 50% on June 30, 2017 and 50% on December 31, 2017.

Item 4.  Purpose of Transaction.

(a) The purpose of the issuance on June 29, 2015 of Common Stock described above was for Mr. Weingarten to acquire an equity interest in the Issuer.

(a)  The purpose of the issuance of Common Stock on December 31, 2016 described above to Mr. Weingarten is for services as a director of the Issuer.

Item 5.  Interest in Securities of the Issuer.

Under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, Mr. Weingarten holds 1,300,000 shares of Common Stock directly.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 1, 2, 3, and 4 above is incorporated herein by this reference.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 40145Q 104	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 5, 2017

By:	/s/ Vincent J. Roth as attorney-in-fact for Robert N. Weingarten

Name:	Robert N. Weingarten

Title:	As an individual